ADS-TEC ENERGY PLC

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland

January 31, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn: Gregory Herbers

Re:	ADS-TEC ENERGY PLC
Registration Statement on Form F-1
File No. 333-262281

Dear Mr. Herbers:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ADS-TEC ENERGY PLC, a public limited company incorporated in Ireland, hereby respectfully requests that the effective date of the above-captioned registration statement on Form F-1 (the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 4:00 p.m., Eastern Time, on February 2, 2022, or as soon as practicable thereafter.

Please contact Michael S. Lee (michael.lee@reedsmith.com / telephone: (212) 549-0358) of Reed Smith LLP with any questions and please notify when this request for acceleration has been granted.

[Signature Page Follows]

Sincerely,

By:	/s/ Robert Vogt
Name:	Robert Vogt
Title:	Principal Financial and Accounting Officer

cc:	Michael S. Lee, Lynwood Reinhardt, Reed Smith LLP
Connor Manning, Arthur Cox LLP Mark McElreath, Stuart C. Rogers, Edward Tanenbaum, Alston & Bird LLP

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